Exhibit 10.2

This letter supersedes job offer letter dated August 6, 2008 in its entirety.

August 12, 2008

Mr. Neil Dial

582 Lake Crest Drive

El Dorado Hills, CA 95762

Dear Neil,

Thank you for taking the time to discuss employment opportunities available within Power-One, Inc.  Power-One is pleased to extend this offer of employment to you.

A summary of your employment offer, and the terms and conditions of your employment with Power-One, is provided below. Per our conversations, and in anticipation of your acceptance, your effective start of employment (hire) date would be September 29, 2008 or a mutually agreeable date. It is agreed that you will advise us of your start (hire) date on or before August 15, 2008.  This position will be based primarily from our Camarillo, CA facility and extensive travel will be required.

Position

It is our pleasure to offer you the position of Senior Vice President Worldwide Operations.  You will be reporting directly to Mr. Richard Thompson, Chief Executive Officer.

Base Pay

You have been offered a bi-weekly base salary rate of $13,461.54 (on an annualized basis, this is equivalent to $350,000.00).

Car Allowance

You will be eligible to receive an automobile allowance of $150.00 per week. (On an annualized basis, this is equivalent to $7,800.00)  This allowance is intended to reimburse you for all expenses incurred while using your personal vehicle for company business.  In order to receive this allowance, you must maintain a minimum of $300,000.00 personal liability insurance coverage on your vehicles at all times.  Proof of this coverage must be submitted annually to Human Resources.  This allowance will be available once you no longer require a rental vehicle at the Camarillo, CA site, as noted below in sections dealing with your relocation.

One Time Sign-On Bonus

Power-One will be pleased to provide you with a $120,000.00 (one hundred and twenty thousand dollars) one time sign-on bonus payable to you within 2 weeks of employment.  This will be a taxable event to you. Further, the sign-on bonus is subject to meeting a minimum of 2 years of employment with the organization. This does not alter our “At-will policy” nor does it specify any agreement to tenure. You will be required to sign a contract which indicates that you will be obligated to pay back a pro-rata portion of the sign-one bonus should you leave Power-One prior to the completion of 24 months of employment from your date of hire.

Corporate Human Resources

740 Calle Plano •  Camarillo, CA 93012 • (805) 987-8741 • Fax (805) 987-5212 • www.power-one.com

Management Incentive Plan

You will also be eligible to participate in Power-One’s 2008 Management Incentive Plan. Employees may earn bonuses based upon the achievement of the Company’s corporate financial objectives and the Employee’s personal goals (MBOs).  The financial objectives component will determine 75% of the bonus amount while the MBO achievement component will comprise of 25%. However, the Company must earn net income for the 2008 fiscal year for any bonus to be earned from either component.

You will be eligible to receive up to 60% of your base annual salary under the 2008 Management Incentive Plan.  Your MBO target(s) will be assigned by Richard Thompson and will be determined within 60 days from your date of hire.

Bonuses are paid annually in March for prior year performance.   Employees must be employed as of the payout date in order to receive the bonus.   The employee’s first bonus is pro-rated based upon his or her start date.   Bonuses are calculated based upon existing base salary at the time the Plan is issued.

Power One reserves the right to change the Incentive Program, on a going forward basis, at any point in time in order to meet the needs of the business. Incentive compensation is not guaranteed but instead, is based on achieving actual results against a preset target.  A detailed plan will follow in the near future.

Stock Incentive Plan

We are also pleased to inform you that pursuant to the Company’s 2004 Stock Incentive Plan (the “Plan”) and in accordance with the terms and conditions set forth in the Plan, subject to confirmation and approval by the Compensation Committee of our Board of Directors, you will be granted a non-qualified stock option on your date of hire (the “Award Date”) for 250,000 (two hundred and fifty thousand) stock options.  Your option will have a ten (10) year term.  The option exercise price will be set at fair market value (i.e. the closing price of our stock) on your Award Date.

The stock option will vest in full at the 4th anniversary of the Award Date if vesting has not been accelerated before that anniversary date.  Vesting may be accelerated under certain circumstances tied to improvement in our stock price.   The acceleration provisions will be essentially as follows (using key definitions that will be used in the formal stock option award agreement to be presented to you in due course after you start employment with Power-One):

•                  Target Price #1-  this target is reached when the average closing price of Power-One (measured during a period of any 20 out of 30 consecutive trading days that occur at any time starting 90 days before the first anniversary of your Award Date) is equal to or greater than 175% of the exercise price of the option.

•                  Target Price #2-  this target is reached when the average closing price of Power-One (measured during a period of any 20 out of 30 consecutive trading days that occur at any time starting 90 days before the second anniversary of your Award Date) is equal to or greater than 275% of the exercise price of the option.

•                  First Accelerated Vesting Date -  this vesting will occur seven days after Target Price #1 has been reached, except that in no event will this vesting be effective prior to the first anniversary of the Award Date.   At this First Accelerated Vesting, the option vests for 50% of the total options granted.

•                  Second Accelerated Vesting Date -  this vesting will occur seven days after Target Price #2 has been reached, except that in no event will this vesting be effective prior to the second anniversary of the Award Date.  At this Second Accelerated Vesting, the option vests for 50% of the total options granted.

•                  Once a given Target Price (#1 and #2) is first reached, your vesting acceleration will occur on the applicable Accelerated Vesting Date noted.  Once vesting has occurred after reaching the applicable Target Price and Accelerated Vesting Date, subsequent changes in our stock price will not change the vested status of the options.

These acceleration provisions are designed to reward you for being part of the team effort to improve our performance and profitability, improvements we believe will result in a much improved stock price.  The first and second anniversary provisions are used to encourage you to work aggressively and continually toward improving our business over periods we believe are reasonable and realistic time horizons that will reward hard work and achieve the anticipated increase in our stock price.

Under separate cover you will receive a package containing details of the stock option and a full award agreement.

Section 16

Subject to confirmation from the Board of Directors, your position is expected to be classified as a “Section 16 Officer”, and is subject to all applicable rules and regulations of the Securities and Exchange Commission.

Change In Control Agreement/Indemnification Agreement

You will be eligible to participate in and receive a Senior Executive Change in Control Agreement using a “one-times” multiplier of the basic severance benefit elements in the Change in Control Agreement (e.g. base salary, bonus entitlement, medical benefits continuation).  Additionally, you will be granted a standard Power-One executive officer Indemnification Agreement per our bylaws.  Copies of the agreements noted in this paragraph detailing all terms and conditions of each will follow.

Benefits

•                  medical coverage;

•                  dental;

•                  optical coverage;

•                  life insurance at two and a half times the annual salary rate (limited to $500,000.00 of life insurance, with no medical certification).  You may acquire up to $750,000.00 of life insurance with medical certification)

•                  eligibility for supplemental life insurance; at your sole discretion and cost

•                  short-term and long-term disability coverage;

•                  tuition reimbursement;

•                  paid annual physical exams per Power-One policy for senior executives;

•                  Paid Time Off  pay  ( see “PTO” section below);

•                  Participation in the Power-One 401(k)/profit sharing plan – 2 plan entry dates (January 1st and July 1st of each calendar year). Employer matching contribution is 75 cents for every dollar the employee saves, up to 2% of their pay and 50 cents for every dollar they save thereafter, up to the next 5% of their pay, for a total partial matching contribution of up to 7% of pay. (The employer matching rates are subject to change and will be evaluated on an annual basis)

All of these benefits are administered in accordance with the plan provisions on file in the Human Resources office, and most become effective on the date of hire. Power-One reserves the right to modify benefits at its discretion.

PTO

You will earn PTO at the rate of four (4) weeks vacation per year. You will receive a pro-rata portion of 2008 personal time based upon your date of hire.  Please be advised that the Company generally carries out a year-end business closure of several of its global facilities for up two weeks commencing late December. You may take this time off as unpaid or utilize any amount of accrued PTO that you may have at that point, to cover this period.

Relocation

It would be our desire for you to relocate to the Ventura County (or surrounding area) within a reasonable time frame.

Power-One will reimburse you for your relocation to Ventura County, California (or surrounding area) as follows.

Temporary Housing/Car Rental

1.               Temporary Housing – Power-One will pay you separately for temporary residential housing costs, in the amount of $4,000/month, for a maximum period of six months from your date of hire.

2.               Car Rental – Power-One will lease a vehicle for your use in the local area, for a maximum of six (6) months, or until you arrange for your own personal vehicle in the local area, whichever occurs first.

Physical Move

Power-One will pay the cost associated with the packing and moving of your household goods to the local area.  Please obtain estimates from two carriers of your choice and we will work with you to select the best option. This charge will be billed directly to Power-One.

Storage

In the event that you are required to store any household goods during your relocation, Power-One will pay a storage provider directly for up to six (6) months of furniture storage should this required.

General Terms of Relocation Monies Paid

You will be required to sign a contract which indicates that you will be obligated to pay back a pro-rata portion of the relocation expense monies which were paid on your behalf should you leave Power-One prior to the completion of 24 months of employment from the date you report to work at our Corporate Offices in Camarillo.

Selling/Purchasing Costs

Power-One will reimburse you for reasonable and customary costs, fees, commission(s), and expenses for the sale of your home in El Dorado Hills, CA and purchasing a replacement residence in the new location.  These reimbursements will be paid at the time the expense is incurred and acceptable receipts are provided to Power-One. This reimbursement will apply to applicable amounts for which you as the seller and/or buyer are responsible per the relevant contract of sale and/or purchase other related transactional documents.  Items normally considered in this reimbursement are loan origination fees up to 1 point, title search and title guarantee policy, survey fees, inspection fees, transfer and documentary taxes, recording fees, and appraisal fees.

Tax Responsibility

Power-One does not provide personal income tax advice.   You will be responsible for payment, if any, of local, state and/or federal taxes on the various sums paid to or for you by Power-One as outlined in this letter. We recommend that you seek professional tax advice on the impact to your personal federal and state income tax liabilities that may arise or result from the various sums paid to or for you by Power-One in connection with your employment with us.   To the extent possible under applicable law, we will work in cooperation with you to minimize any income taxes payable for the various sums paid to or for you by Power-One in connection with your employment with us.

Closing

We have agreed that your employment with Power-One is conditional upon your respecting all legal, confidential and contractual obligations relating to your ex-employers. As a result, you will respect all said obligations and understand that as a condition of employment with Power-One that you will destroy and/or return all proprietary information and equipment including but not limited to, documents, software, confidential information, equipment, procedures, formats, day-timers, agenda, rolodex, etc. to your current employer and that you will respect all of your obligations under the law and under our policies.

It is very important that you respect your obligations, as we intend to respect ours as well.  Toward that end, and as a condition of employment, you will be required to sign documents and agreements which will include provisions governing the use and disclosure of Power-One trade secrets and confidential information.

At Will Employment

You should also understand that you are employed “at will” which means that either you or the Company can terminate employment at any time.  Nothing in this letter should be interpreted as a contract.

This offer and your employment with Power-One, Inc. is contingent upon a positive and acceptable outcome of your references and background check.

We would appreciate your confirming this offer by signing below and returning one copy for our files by August 15, 2008, stating your anticipated start date below. If you have any further questions, please do not hesitate to contact me at 805-987-8741 extension 4378.

The executive management team is delighted that you have chosen to join Power-One, Inc.

Congratulations and welcome to Power-One!

Sincerely,

/s/ Clara Shokat-Fadai
Clara Shokat-Fadai
Vice President, Corporate Human Resources

Accepted:

Signed:	/s/ Neil Dial	Date:	August 12, 2008
Neil Dial

Anticipated Start Date:	September 29, 2008